Exhibit 99.1

PPDAI Group Inc. Reports Second Quarter 2018 Unaudited Financial Results

SHANGHAI, August 22, 2018 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

	As of
	June 30, 2017	March 31, 2018	June 30, 2018
Cumulative registered users[1] (’000)	48,300	71,424	78,144
Cumulative number of borrowers[2] (’000)	6,919	11,282	12,409
Cumulative number of individual investors[3]	461,651	581,977	613,653

	For the Three Months Ended		YoY Change
	June 30, 2017	June 30, 2018
Number of unique borrowers[4] (’000)	3,823	3,252	-14.9%
Loan origination volume[5] (RMB, million)	16,504	16,761	1.6%
Repeat borrowing rate[6] (%)	68.3%	73.3%	7.3%
Average loan size[7] (RMB)	2,284	3,212	40.6%

Second Quarter 2018 Financial Highlights

•	Operating revenues slightly decreased to RMB1,047.3 million (US$158.3 million) in the second quarter of 2018 from RMB1,064.9 million in the same period of 2017.
•	Loan facilitation service fees decreased by 7.1% to RMB753.3 million (US$113.8 million) in the second quarter of 2018 from RMB810.8 million in the same period of 2017.
•	Post-facilitation service fees increased by 31.8% to RMB205.9 million (US$31.1 million) in the second quarter of 2018 from RMB156.2 million in the same period of 2017.
•	Strong liquidity position of RMB3,925.6 million (US$593.3 million) including cash, cash equivalents and short-term investment.
•	High quality assurance fund coverage ratio of 17.8% for outstanding loan balances that are protected by the fund.
•	Improved delinquency trends quarter over quarter.

Second Quarter 2018 Operational Highlights

•	Cumulative registered users[1] reached 78.1 million as of June 30, 2018.
•	Cumulative number of borrowers[2] reached 12.4 million as of June 30, 2018.
•	Cumulative number of individual investors[3] reached 613,653 as of June 30, 2018.
•	Number of unique borrowers[4] was 3.2 million for the second quarter of 2018, representing a decrease of 14.9% from the same period of 2017.
•	Loan origination volume[5] was approximately RMB16.8 billion for the second quarter of 2018, representing an increase of 1.6% from the same period of 2017.

•	Average loan tenure[8] was 9.4 months for the second quarter of 2018.
•

Among the first 15 online lenders and consumer finance companies to connect with Baihang Credit, China’s first unified credit-reporting platform comprising the online lending sector and backed by China’s central bank.

•	Continued progress in providing our range of “technologies as a service” to other third party financial service providers.

[1]	On a cumulative basis, number of users registered on PPDAI platform as of June 30, 2018.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to June 30, 2018.
[3]	On a cumulative basis, number of individual investors who have made at least one investment in loans on or prior to June 30, 2018.
[4]	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
[5]	Represents the loan origination volume generated during the period presented.
[6]	Represents percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.
[7]	Represents the average loan size on PPDAI platform during the period presented.
[8]	Represents the average loan tenure period on PPDAI platform during the period presented.

Mr. Jun Zhang, the Chairman and the Chief Executive Officer of PPDAI, commented, “We are pleased to have achieved further growth in loan origination volume quarter over quarter despite the recent market headwinds faced by the Company. The resilence of our core business has been demonstrated by our continued profitability and a further improvement in our delinquency rate in the quarter.”

Mr. Zhang continued, “As we strive to invest in new engines of growth, we made positive progress in engaging a wide range of financial service providers with our “technologies as a service” offerings. The external acceptance of our financial technologies reinforces our leading-edge innovation and core capabilities. As a pioneer and industry leader, we are very proud to be among the first to be aligned with Baihang Credit, which further recognizes our industry leadership position. We remain focused on capturing the tremendous long-term growth opportunities in our industry, while maintaining compliance with regulations as they evolve.

“The industry has lately been going through significant change. We believe a strengthened regulatory framework and industry consolidation will benefit the industry’s long-term growth and sustainability. As an industry leader with the longest operating history and strong proprietary technologies and core capabilities, we are confident in our ability to meet upcoming P2P registration and well positioned for future growth,” concluded Mr. Zhang.

Mr. Simon Ho, the Chief Financial Officer of PPDAI, added, “During the quarter, we continued to improve our operating leverage by increasing efficiencies and maintained non-GAAP operating margin at a healthy level of 46.0%. Regulatory uncertainty and the exit of smaller players has led investors to grow more cautious, which, in additional to delays in the registration process, has caused us to temper our outlook for loan origination volume for 2018. The fundamentals of our business model remain intact as clearly evidenced by our continued profitability and strong balance sheet. Notably, we had approximately RMB3.9 billion of cash and short-term liquidity, and our quality assurance fund remain sufficiently funded and the total balance of the fund is approximately RMB3.6 billion, equivalent to 17.8% of the total outstanding loans protected by the fund. We don’t have concerns for liquidity on our plarform due to our unique funding structure and relatively short loan tenor.”

Second Quarter 2018 Financial Results

Operating revenues for the second quarter of 2018 slightly decreased to RMB1,047.3 million (US$158.3 million) from RMB1,064.9 million in the same period of 2017, primarily due to lower average transaction fee rate for the quarter. As a result of the adoption of the ASC 606 effective January 1, 2018, revenue is generally recognized earlier in the life of the contract as there is no contingency revenue cap under the new standard. For the three months ended June 30, 2018, the impact of applying the new revenue standard resulted in an increase of approximately RMB160.3 million (US$24.2 million) in revenues.

Loan facilitation service fees decreased by 7.1% to RMB753.3 million (US$113.8 million) for the second quarter of 2018 from RMB810.8 million in the same period of 2017, primarily due to lower average transaction fee rate in the second quarter of 2018.9 The average rate of transaction fees charged to borrowers was 6.31% in the period, compared to 6.32% in the first quarter of 2018 and 6.83% in the second quarter of 2017. Loan collection fees of RMB72.7 million (US$11.0 million) have been allocated from other revenue to loan facilitation services fees related to the adoption of ACS 606 effective January 1, 2018.

Post-facilitation service fees increased by 31.8% to RMB205.9 million (US$31.1 million) for the second quarter of 2018 from RMB156.2 million in the same period of 2017, due to the rolling impact of deferred transaction fees and the adoption of ASC 606 effective January 1, 2018. Loan collection fees of RMB26.3 million (US$4.0 million) have been allocated from other revenue to post facilitation service fees related to the adoption of ASC 606.

Other revenue decreased by 9.9% to RMB88.2 million (US$13.3 million) for the second quarter of 2018 from RMB97.9 million in the same period of 2017, primarily due to the adoption of ASC 606, effective January 1, 2018, offset by an increase in management fees from investment programs that invest in loans protected by the quality assurance fund.

Net interest income and loan provision losses for the second quarter of 2018 was a gain of RMB12.5 million (US$1.9 million), compared to a gain of RMB1.0 million in the same period of 2017, mainly due to the increased number of trusts established for the purpose of serving institutional investors.

Origination and servicing expenses increased by 13.3% to RMB234.7 million (US$35.5 million) for the second quarter of 2018 from RMB207.0 million in the same period of 2017, primarily due to an increase in fees paid to third-party providers for loan collection and technology services.

Sales and marketing expenses increased by 3.8% to RMB194.3 million (US$29.4 million) for the second quarter of 2018 from RMB187.2 million in the same period of 2017, primarily due to the increase in expenses associated with online customer acquisition and brand enhancement.

General and administrative expenses increased by 38.7% to RMB161.5 million (US$24.4 million) for the second quarter of 2018 from RMB116.5 million in the same period of 2017, primarily due to the increase in research and development cost. General and administrative expenses for the period included share-based compensation of RMB17.8 million (US$2.7 million).

Operating income decreased by 15.5% to RMB469.3 million (US$70.9 million) for the second quarter of 2018 from RMB555.3 million in the same period of 2017.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB487.1 million (US$73.6 million) for the second quarter of 2018, representing a decrease of 12.3% from RMB555.3 million in the same period of 2017.

Other income was RMB296.5 million (US$44.8 million) for the second quarter of 2018, compared with RMB193.2 million in the same period of 2017. Other income primarily consisted of a gain of RMB151.1 million (US$22.8 million) from the quality assurance fund resulting from the increase in loans facilitated on the Company’s platform that are protected by the quality assurance fund, a gain of RMB196.5 million (US$29.7 million) from fair value change of financial guarantee derivatives due to an improvement in the expected default rate for loans invested by outstanding investment programs protected by the investor reserve funds, offset by a realized loss of RMB101.9 million (US$15.4 million) from financial guarantee derivatives due to the amount of investment programs maturing during the period. The Company re-evaluates the fair value of outstanding financial guarantee derivatives at each balance sheet date to reflect the views of market participants on the expected default rate based on the latest market changes. For the second quarter of 2018, RMB14.3 billion of loans facilitated on the Company’s platform were protected by the quality assurance fund.

Income tax expenses were RMB158.0 million (US$23.9 million) for the second quarter of 2018, compared with RMB116.7 million in the same period of 2017 due to the higher effective tax rate adopted for a software subsidiary which was established in the second half of 2017.

Net profit decreased by 3.8% to RMB607.8 million (US$91.8 million) for the second quarter of 2018 from RMB631.8 million in the same period of 2017.

Net profit attributable to ordinary shareholders of the Company was RMB606.6 million (US$91.7 million) for the second quarter of 2018, compared with net loss attributable to ordinary shareholders of RMB122.8 million in the same period of 2017 due to the accretion losses on the Company’s Series A, B and C preferred shares in the second quarter of 2017.

As of June 30, 2018, the Company had cash and cash equivalents of RMB2,485.1 million (US$375.6 million) and short-term investments mainly in wealth management products of RMB1,440.5 million (US$217.7 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB1,564.8 million (US$236.5 million) and the quality assurance fund receivable of RMB2,043.4 million (US$308.8 million), was equivalent to 17.8% of the total outstanding loans protected by the quality assurance fund.

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9 Beginning in the second quarter 2018, the calculation of  average transaction fee rate excludes loans originated on PPDAI’s platform where transaction fees are not applicable.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through the Company’s online marketplace.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2015Q1 . . . .	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2 . . . .	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3 . . . .	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4 . . . .	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1 . . . .	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2 . . . .	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3 . . . .	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4 . . . .	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1 . . . .	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2 . . . .	1.72%	2.89%	3.81%	4.55%	5.14%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3 . . . .	1.82%	2.93%	4.08%	5.16%	6.13%	6.64%	6.88%	7.04%	—	—	—
2017Q4 . . . .	2.51%	4.12%	5.16%	5.68%	5.97%	—	—	—	—	—
2018Q1 . . . .	1.35%	2.18%	—

Changes in Board of Directors

The Board of Directors of the Company (the “Board”) has approved the appointment of Mr. Kai Deng as a member of the Board and a member of the compensation committee of the Board, effective immediately. Mr. Nanpeng Shen will step down from the Board with immediate effect.

Mr. Kai Deng is an associate with Sequoia Capital China and focuses on financial services and other TMT sector investments. Prior to joining Sequoia in 2015, Mr. Deng served as a consultant and a manager at Ernst & Young from 2007 to 2014. Mr. Deng received his bachelor’s degree in Accounting from Peking University and is also a member of the Chinese Institute of Certified Public Accounts.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 22, 2018 (8:00 PM Beijing/Hong Kong time on August 22, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 29, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10122845

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of June 30, 2018, the Company had over 78 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned "Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the rate in effect as of June 29, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
PPDAI Group Inc.
Jimmy Tan / Sally Huo
Tel: +86 (21) 8030 3200-8601
E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data, or otherwise noted)

	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,891,131	2,485,054	375,550
Restricted cash	2,392,573	2,361,996	356,953
Short-term investments	1,958,910	1,440,540	217,700
Available for sale securities	3,377	4,935	746
Quality assurance fund receivable	1,152,769	2,043,394	308,805
Intangible asset	63,760	64,280	9,714
Property, equipment and software, net	108,248	131,322	19,846
Loans receivable, net of provision for loan losses	681,794	784,299	118,526
Investment in equity investees	8,857	12,872	1,945
Accounts receivable	17,773	473,660	71,581
Deferred tax assets	128,361	50,406	7,617
Financial guarantee derivative assets	-	52,303	7,904
Contract asset	-	76,013	11,487
Prepaid expenses and other assets	145,699	146,128	22,083
Goodwill	50,411	50,411	7,618
Total assets	8,603,663	10,177,613	1,538,075
Liabilities and Shareholders’ Equity
Payable to platform customers	1,113,966	688,967	104,119
Quality assurance fund payable	2,062,844	3,248,858	490,979
Deferred revenue	265,094	-	-
Payroll and welfare payable	156,831	113,888	17,211
Taxes payable	257,143	307,055	46,403
Provision for payment to investor reserve fund investor	107,660	107,660	16,270
Short-term borrowing loan	-	29,950	4,526
Funds payable to investors of consolidated trusts	502,641	437,728	66,151
Contract liability	-	154,792	23,393
Due to related party	11,972	2,023	306
Deferred tax liabilities	15,940	15,940	2,409
Accrued expenses and other liabilities	211,614	241,210	36,453
Financial guarantee derivative liabilities	215,770	-	-
Total liabilities	4,921,475	5,348,071	808,220
Commitments and contingencies
PPDAI Group Inc. Shareholders’ deficits
Ordinary shares	100	102	15
Additional paid-in capital	5,951,044	5,866,091	886,505
Treasury stock	-	(2)	-
Statutory reserves	55,090	55,090	8,325
Accumulated other comprehensive income	14,917	25,372	3,834
Accumulated deficit	(2,398,984)	(1,176,885)	(177,857)
Total PPDai Group Inc. shareholders’ equity	3,622,167	4,769,768	720,822
Non-controlling interest	60,021	59,774	9,033
Total shareholders' equity	3,682,188	4,829,542	729,855
Total liabilities and shareholders’ equity	8,603,663	10,177,613	1,538,075

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD

Operating revenues:
Loan facilitation service fees	810,792	753,260	113,835	1,316,136	1,374,069	207,654
Post-facilitation service fees	156,178	205,866	31,111	241,576	433,030	65,441
Other Revenue	97,925	88,214	13,331	175,695	157,021	23,730
Total operating revenues	1,064,895	1,047,340	158,277	1,733,407	1,964,120	296,825
Net interest income and loan provision losses	984	12,462	1,883	1,449	39,453	5,962
Net revenues	1,065,879	1,059,802	160,160	1,734,856	2,003,573	302,787
Operating expenses:
Origination and servicing expenses-related party	(19,617)	(27,557)	(4,165)	(35,554)	(52,890)	(7,993)
Origination and servicing expenses	(187,404)	(207,093)	(31,297)	(344,873)	(428,859)	(64,811)
Sales and marketing expenses	(187,150)	(194,309)	(29,365)	(324,357)	(345,372)	(52,194)
General and administrative expenses	(116,452)	(161,495)	(24,406)	(193,570)	(307,034)	(46,400)
Total operating expenses	(510,623)	(590,454)	(89,233)	(898,354)	(1,134,155)	(171,398)
Other income (expenses)
Gain from quality assurance fund	47,656	151,089	22,833	146,439	210,832	31,862
Realized gain (loss) from financial guarantee derivatives	36,078	(101,885)	(15,397)	99,639	(147,107)	(22,231)
Fair value change of financial guarantee derivatives	101,402	196,543	29,702	144,747	268,073	40,512
Other income, net	8,109	50,748	7,669	11,578	96,776	14,625
Profit before income tax expense	748,501	765,843	115,734	1,238,905	1,297,992	196,157
Income tax expenses	(116,701)	(158,049)	(23,885)	(190,305)	(252,634)	(38,179)
Net profit	631,800	607,794	91,849	1,048,600	1,045,358	157,978
Net profit (loss) attributable to non-controlling interest shareholders	-	1,235	187	-	(247)	(37)
Net profit attributable to PPDai Group Inc.	631,800	606,559	91,662	1,048,600	1,045,605	158,015
Accretion on Series A convertible redeemable preferred shares to redemption value	(340,016)	-	-	(620,026)	-	-
Accretion on Series B convertible redeemable preferred shares to redemption value	(219,882)	-	-	(424,146)	-	-
Accretion on Series C convertible redeemable preferred shares to redemption value	(194,676)	-	-	(412,314)	-	-
Net profit (loss) attributable to ordinary shareholders	(122,774)	606,559	91,662	(407,886)	1,045,605	158,015
Net profit attributable to PPDai Group Inc.	631,800	606,559	91,662	1,048,600	1,045,605	158,015
Foreign currency translation adjustment, net of nil tax	40,806	51,751	7,821	49,141	10,455	1,580
Total comprehensive income attributable to PPDAIGroup Inc.	672,606	658,310	99,483	1,097,741	1,056,060	159,595
Weighted average number of ordinary shares used in computing net income/(loss) per share
Basic	665,000,000	1,505,581,042	1,505,581,042	665,000,000	1,504,315,031	1,504,315,031
Diluted	665,000,000	1,621,402,274	1,621,402,274	665,000,000	1,612,638,809	1,612,638,809
Income (loss) per share -Basic	(0.1847)	0.4029	0.0609	(0.6134)	0.6951	0.1050
Income (loss) per ADS-Basic	(0.9236)	2.0144	0.3044	(3.0668)	3.4754	0.5252
Income (loss) per share -Diluted	(0.1847)	0.3741	0.0565	(0.6134)	0.6484	0.0980
Income (loss) per ADS-Diluted	(0.9236)	1.8705	0.2827	(3.0668)	3.2419	0.4899

PPDAI GROUP INC.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except for share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,065,879	1,059,802	160,160	1,734,856	2,003,573	302,787
Less: total operating expenses	(510,623)	(590,454)	(89,233)	(898,354)	(1,134,155)	(171,398)
Operating Income	555,256	469,348	70,927	836,502	869,418	131,389
Less: Expected discretionary payment to IRF investors	-	-	-	-	-	-
Add: share-based compensation expenses	-	17,765	2,685	-	32,443	4,903
Non-GAAP adjusted operating income	555,256	487,113	73,612	836,502	901,861	136,292

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30			Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	775,790	152,204	23,001	1,890,002	240,294	36,314
Net cash provided by (used in) investing activities	286,690	716,167	108,230	(78,463)	489,418	73,963
Net cash used in financing activities	(31,250)	(110,254)	(16,662)	(32,000)	(174,226)	(26,329)
Effect of exchange rate changes on cash and cash equivalents	(148)	48,988	7,403	(288)	7,860	1,186
Net increase in cash, cash equivalent and restricted cash	1,031,082	807,105	121,972	1,779,251	563,346	85,134
Cash, cash equivalent and restricted cash at beginning of period	1,955,734	4,039,945	610,531	1,207,565	4,283,704	647,369
Cash, cash equivalent and restricted cash at end of period	2,986,816	4,847,050	732,503	2,986,816	4,847,050	732,503